Nektar Therapeutics

455 Mission Bay Boulevard South

San Francisco, California 94158-2117

December 7, 2018

VIA EDGAR

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Mast

Re:	Nektar Therapeutics
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 000-24006

Dear Ms. Mast:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 19, 2018, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (File No. 000-24006) and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Company” or “we”), on March 1, 2018 and November 8, 2018, respectively. Set forth below is the Company’s response to the Staff’s comment set forth in the letter.

We respectfully request, pursuant to 17 C.F.R. §200.83, that the Commission accord confidential treatment to the portions of this letter that are redacted and marked “[***]” in the EDGAR-filed copy of this response letter and not disclose such provisions to any person who is not an employee of the Commission unless otherwise required to do so by law. Confidential treatment is requested to protect confidential financial or commercial information the publication of which would result in competitive disadvantages. Along with its redacted EDGAR-filed copy, the Company is concurrently delivering an unredacted hard copy of its response to the Commission.

Staff Comment:

Form 10-Q for the nine months ended September 30, 2018

Note 6 – License and Collaboration Agreements

Bristol-Meyers Squibb (BMS), page 15

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

1.

On February 13, 2018 you entered into the BMS collaboration agreement to jointly develop and commercialize NKTR-214. You state that you identified two performance obligations, consisting of the delivery of the licenses and your participation on joint steering and other collaboration committees. Your accounting policy on page 9 states that for collaboration arrangements with multiple performance obligations, such as granting a license and performing research and development activities, you allocate the upfront and milestone payments under a relative standalone selling price method. It is not clear why amounts for research and development in the BMS agreement are not considered a performance obligation nor why, as you state on page 15, that you record cost reimbursement payments to you from BMS as a reduction of research and development expense rather than as revenue. It appears to us that your separation, measurement, allocation and classification of amounts related to the BMS agreement is inconsistent with your accounting policy on page 9 and with your accounting for your agreement with Lilly. Please provide us an analysis with reference to authoritative literature supporting your accounting for the BMS agreement. Also, provide us proposed revised accounting policy disclosure to be included in future filings addressing this inconsistency or tell us why revised disclosure is not necessary.

Response:

In regards to the Staff’s comment on our treatment of the BMS collaboration agreement, we respectfully advise the Staff that BMS and we have agreed to jointly develop NKTR-214 in oncology indications, primarily in combination with BMS’ Opdivo and Yervoy. If NKTR-214 receives regulatory approval, BMS and we will jointly commercialize it. BMS agreed to purchase licenses for the development and commercialization of NKTR-214 along with a 35% economic interest in NKTR-214. As a result, BMS is responsible for 35% of the development costs of NKTR-214 and, if NKTR-214 is approved by regulatory authorities, will receive 35% of the net commercialization profits. Likewise, we have retained our 65% economic interest in NKTR-214 and are responsible for 65% of the development costs and, if NKTR-214 is approved by regulatory authorities, will retain 65% of the net commercialization profits. However, we have no economic interest in either of the BMS compounds described above, and BMS has no ownership rights in NKTR-214 to independently commercialize the compound. This is fundamentally different than other arrangements we have entered into with other collaboration partners.

With respect to the development activities under the collaboration, BMS and we are jointly developing NKTR-214 in combination therapies. In this development program, we are responsible for conducting certain of the studies planned to be performed under the agreement, and BMS is responsible for conducting the remaining studies. The benefits from these studies accrue to NKTR-214 development and are not services rendered on BMS’ behalf. In accordance with the agreement, BMS and we reimburse each other for each party’s share of the counterparty’s costs incurred. Furthermore, under the agreement, the parties can change which party leads a particular study or increase the number of studies. Accordingly, the costs ultimately borne by BMS and us are based on each party’s respective economic interest in the compound and are not based on which party incurs the costs. As such, and as further explained below, we do not have a vendor-customer relationship with BMS with respect to development activities and do not view our execution of development services as performing services on BMS’ behalf. Rather, each party is contributing both personnel and financial resources at the level required to maintain the cost sharing percentages consistent with its economic interests. Therefore, we do not consider BMS’ reimbursements of our costs to be revenue.

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

With respect to the cost-sharing aspect of the arrangement, we respectfully advise the Staff that the development and commercialization cost sharing percentages under the agreement are consistent with each party’s economic interests in the compounds, as described above. For example, for the costs of production of NKTR-214, we bear 65% of the costs, and BMS bears 35%, and for the costs of production of BMS’ Opdivo, BMS bears all costs. [***]

[***]

This underlying cost-sharing arrangement is consistent throughout the agreement, and, as a result, BMS bears 35% of the development costs of NKTR-214 and, if commercialized, will receive 35% of the net profits of NKTR-214. We are also studying NKTR-214 in combination with compounds other than Opdivo, including other Nektar and other third-party compounds.

Given the terms of the BMS collaboration agreement, we concluded that it is within the scope of ASC 808-10 Collaborative Arrangements (ASC 808) because the development and potential commercialization of NKTR-214 represent a joint operating activity, wherein both parties meet the requirements of active participation provided in ASC 808-10-15-8, and both parties are exposed to significant risks and rewards. More importantly, we believe that this is a collaboration arrangement at its most fundamental level. Both parties have rights in the decision-making process for further development of NKTR-214, and, even if the parties change responsibilities, e.g. the parties agree to change the lead party for a given study as described above, the economics of the cost sharing do not change.

To determine the appropriate presentation of payments from BMS to us, we considered ASC 808-10-45-4, which states:

An entity shall evaluate the income statement classification of payments between participants pursuant to a collaborative arrangement based on the nature of the arrangement, the nature of its business operations, the contractual terms of the arrangement, and whether those payments are within the scope of other authoritative accounting literature on income statement classification. If the payments are within the scope of other authoritative accounting literature, then the entity shall apply the relevant provisions of that literature. To the extent that these payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election. For example, if one party to an arrangement is required to make a payment to the other party to reimburse a portion of that party’s research and development cost, that portion of the net payment may be classified as research and development expense in the payor’s financial statements pursuant to Topic 730.

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

Accordingly, we would only account for payments from BMS to us under ASC 606-10 Revenue from Contracts with Customers (ASC 606) to the extent that such payments fall within the scope of ASC 606. We note that ASC 808-10-55 provides for reimbursement payments that are not accounted for as revenue to be recorded as a reduction of research and development expense. ASC 808-10-55-8 illustrates the guidance in ASC 808-10-45 with an example and states, in part:

Pharma has concluded that other authoritative accounting literature does not apply to these payments, either directly or by analogy, and, accordingly, its accounting policy is to evaluate the income statement classification for amounts due from or owed to other participants associated with multiple activities in a collaborative arrangement based on the nature of each separate activity. As a result, Pharma disaggregates the $13.75 million net payable to Biotech in accordance with the nature of the individual components of the payable and characterizes the portion of the payable related to 50 percent of the commercialization activities (sales to third parties less associated manufacturing and marketing costs) as cost of sales ($16.25 million). Pharma characterizes the portion of the net payable related to research and development activities as a reduction of its research and development expenses ($2.5 million), because performing contract research and development services is not part of its ongoing major or central operations.

Additionally, the example in ASC 808-10-55-13 states, in part:

Little Pharma has concluded that other authoritative accounting literature does not apply to these payments, either directly or by analogy, and, accordingly, its accounting policy is to evaluate the income statement classification for payments associated with each separate activity. As a result, Little Pharma disaggregates its $4.75 million net payable to Big Pharma in accordance with the nature of the individual item and characterizes a portion of the net payable related to 35 percent of the profit related to the sales in the United States as expenses from collaborative arrangement ($22.75 million) and characterizes the portion of the net payable to Big Pharma for research and development activities as research and development expenses. Little Pharma concludes that the portion of the net payable related to profit sharing from Big Pharma’s sales in Europe and Asia is analogous to a royalty and therefore should characterize the $10.5 million as revenue similar to a royalty. Little Pharma also concludes that any payment from Big Pharma for research and development activities will be characterized as a reduction of its research and development costs ($7.5 million) because performing contract research and development services is not part of its ongoing major or central operations.

In considering whether and which payments from BMS to us fall under ASC 606, we note that ASC 606-10-15-3 requires that the counterparty be a customer and the ASC Master Glossary defines customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” We also considered the definition of revenues in Statement of Financial Accounting Concepts No. 6, paragraph 78, which states:

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

In considering the above definitions of customer and revenues, we consider our ongoing central operations to be the research and development of our drug candidates for potential commercialization. We may, at times, enter into out-license arrangements for our drug candidates, wherein we may perform contracted development services and the licensee will use the output of these services for its future development of the drug candidate. If there is a vendor-customer relationship for both the license and the contracted development services, we analogize to the revenue literature for both elements. However, as discussed further below, we concluded that BMS does not obtain the output of our development activities of NKTR-214 and therefore does not represent a customer for these activities. Accordingly, we do not analogize to the revenue literature for the related development cost reimbursement payments.

With respect to granting licenses, we concluded that granting licenses to BMS for the development and commercialization of NKTR-214 represented a performance obligation since we grant licenses in the ordinary course of business and BMS’ 35% interest in the net profits of NKTR-214 provided BMS an ability to monetize the value of the licenses. [***] We also note that the BMS treatment of its upfront payment to us is consistent: BMS expensed its payment to us for its rights, rather than recognizing any portion of the upfront payment as prepaid research and development expense.1

With respect to this arrangement’s cost-sharing reimbursements for research and development activities, we do not believe that the arrangement is consistent with a vendor-customer relationship where the vendor agrees to perform specific development activities for the primary benefit of the customer, considering that we would only be reimbursed for 35% of our costs for any incremental activities that we incur. Furthermore, the development activities performed by both BMS and us benefit the development of NKTR-214 for which we continue to have full rights to the underlying intellectual property as well as full rights to manufacture, develop and sell. As such, BMS is not directly obtaining the output of our development activities as there has been no transfer of a good or service to BMS, and, therefore, BMS does not represent a customer for such activities. Furthermore, BMS has full economic exposure for 35% of the costs incurred for the development of NKTR-214, which is consistent with their economic interest. As a result, we concluded that we should continue to account for the development activities as collaborative activities under ASC 808. We also believe that the consistent sharing of costs and profits for NKTR-214 further supports this conclusion in that a vendor-customer relationship does not exist between two parties with partnership-like interests in NKTR-214. Accordingly, we considered ASC 808-10-45-4, as quoted above, and concluded that it is appropriate to present the payments from BMS to us for development activities as a reduction of research and development costs, which is consistent with the implementation guidance in ASC 808-10-55-8 and 55-13, quoted above, and the treatment of gains in paragraph 87 of Statement of Financial Accounting Concepts No. 6. We also note that the net presentation of research and development costs results in the presentation of our 65% share of such costs, which is consistent with our financial commitment and economic interest in the compound. We believe that the resulting 65% net share of costs is consistent with the nature and terms of the BMS collaboration agreement.

[1]	Please refer to pages 11-12 of BMS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 at https://www.sec.gov/Archives/edgar/data/14272/000001427218000160/bmy-20180630x10q.htm

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

In regards to the Staff’s noting the difference in our treatment of development activities between our BMS collaboration agreement and our collaboration agreement with Eli Lilly and Company (“Lilly”), we respectfully advise the Staff that, under our Lilly collaboration agreement, Lilly has a license to develop and commercialize the NKTR-358 compound. Upon entering into this arrangement, we also took responsibility for completing Phase 1 clinical trials and certain drug development activities. After the completion of our activities, Lilly is responsible for all further development and commercialization of NKTR-358 without our involvement. Accordingly, we concluded that Lilly represents a customer in that arrangement, since it will use its license and the output of our contracted development services for its continued development of NKTR-358, and therefore we concluded that these development activities represent a customer relationship and associated performance obligations. As noted above, this is different from our arrangement with BMS.

Based on the analysis above, we concluded that the development activities under our BMS collaboration agreement represent collaborative activities under ASC 808 and our development activities under our Lilly collaboration agreement represent performance obligations under ASC 606. The apparent difference in the accounting treatment is driven by the different nature and terms of the collaboration agreements for the appropriate application of the scope of ASC 606.

In regards to the Staff’s comment on our revenue recognition policy disclosure, we respectfully advise the Staff that we believe that our policy disclosure is consistent with our BMS and Lilly collaboration agreements to the extent that an element in the agreement represents a performance obligation under ASC 606. [***]

[***]

*    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

If you have additional questions, please do not hesitate to contact the undersigned at (415) 482-5570 or Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer, at (415) 482-5555.

Sincerely,

/s/ Gil M. Labrucherie
Gil M. Labrucherie
Senior Vice President and Chief Financial Officer

cc:	Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer of Nektar Therapeutics
Mark A. Wilson, Senior Vice President and General Counsel of Nektar Therapeutics
Sam Zucker, Esq., Sidley Austin LLP

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83